Filed by HEC Holdings, Inc.
Subject Company - General Motors Corporation
and Hughes Electronics Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

In connection with the proposed split-off of Hughes Electronics Corporation ("Hughes") from General Motors Corporation ("GM") and the proposed combination of the businesses of Hughes and EchoStar Communications Corporation ("EchoStar") pursuant to a merger, HEC Holdings, Inc. ("Hughes Holdings") filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (Registration No. 333-84472), including a consent solicitation statement/information statement/prospectus, on March 18, 2002. GM, Hughes and EchoStar have previously filed, and they and Hughes Holdings are expected to file with the SEC in the future, various communications relating to the proposed transactions pursuant to Rule 425 under the Securities Act of 1933, as amended (the "Securities Act"). All communications relating to the proposed transactions and previously filed or to be filed with the SEC by GM, Hughes, Hughes Holdings or EchoStar pursuant to Rule 425 under the Securities Act may be obtained for free from the SEC's website, www.sec.gov.

The following communications have been issued, and filed by GM and Hughes pursuant to Rule 425, since March 7, 2002, the date of incorporation of Hughes Holdings:

The following was distributed to DIRECTV employees beginning March 8, 2002.

DIRECTV Employee News

The BUZZ @DIRECTV

March/April 2002

TURNAROUND TALE
DIRECTV is Back on Track

MERGER ENCOUNTERS
Positive Proof From
Past Experiences

SIMPLY Handled

Project Simple's Four Major Goals

DIRECTV

Exclusively for DIRECTV Employees

On The Cover

Project Simple
Hand Delivered

Dozens of employees from nearly 20 different functional areas across the company collaborated to bring customers Project Simple, a streamlined approach to building a custom programming package. Four employees, Luis Andrade, Roger Garvin, Dana Miller and Mona Rusch, lent their hands to The Buzz@DIRECTV to demonstrate the intersection of the project’s four major goals.

On The Inside

The Simple Issue

Anyone who has ever claimed to have a hard day at work will appreciate this issue of The Buzz@DIRECTV. For the March/April months we’re focusing on concepts that should make everyone breathe a little more easily — simplicity, clarity, ease.

“Impossible in Corporate America,” you say? Perhaps. But not entirely out of the question, either. Take Project Simple, our cover story. That’s a prime example of cutting through complicated information to find the core of the matter.

Consider the messages DIRECTV is sharing with the media to promote its turnaround story and dispel merger-related myth. The company is speaking with a clear, unified voice to eliminate confusion among potential and existing customers.

And take our feature on Direct Sales, a group whose very name epitomizes a clear and easy connection between the customer and his or her DIRECTV® Service.

All this points to the ways we’re making things easier on our customers, and giving them even more reason to choose DIRECTV.

On the flip side, DIRECTV is making things easier on employees by establishing work objectives and precise goals for 2002. And senior leadership is communicating these things via employee broadcasts over the DIRECTV System. All you have to do to get the news is turn on the television in the office or conference room nearest you.

And employee events at major sites give you the chance to take a quick break and connect with your colleagues. How’s all that for corporate clarity, simplicity and ease?

— DIRECTV Employee Communications

Are You Getting All the Channels?

The DIRECTV Employee Communications department is your source for news and information about what’s happening at DIRECTV. Stay tuned to all the communication channels for regular updates...

The Buzz@DIRECTV
Bi-monthly Employee Magazine

E-News
Timely news and information via e-mail
E-News@DIRECTV.com

The DEN
24/7 Employee Intranet
http://insidedtv.DIRECTV.com

InfoForum
Lunchtime Speaker Series

Employee Broadcasts
Business Updates from Senior Executives

Lobby Signboards
Real-time Stock Price, Headline News

Update

The “Ask Roxanne” column of the January/February issue responded to an employee question about the company’s sales strategy following last fall’s merger announcement. The column included a mention of plans to create set-top boxes that are compatible with both the DIRECTV and DISH Network platforms. Currently, there are no plans for any of DIRECTV’s manufacturing partners to roll out such set-top boxes. The Buzz@DIRECTV staff regrets the error.

The Buzz@DIRECTV is published for employees of DIRECTV, Inc., by DIRECTV Communications.

Send feedback and article ideas to The Buzz@DIRECTV at M/S RE/R8/N355 or via e-mail to Tina Swartz at cdswartz@directv.com. Please include your name, department information and phone number.

Editor	Tina Swartz
Writer	Alisa Stephens
Senior Manager,
Employee Communications	Caroline Leach
Proofreader	Jade Valine
Art Direction	Cortney Wollaston
Design	Teri Osato, Jane Dryden
Production	Creative Services Studio
Illustrations	Jane Dryden
Photos	Kent Jones, Gary Kious

2 http://insidedtv.DIRECTV.com

Merger Messages

DIRECTV Tells its Turnaround Tale

Does the statement, “I work for DIRECTV” immediately launch a barrage of questions from the people you talk to these days? Do you find that friends and family members are now more curious than ever about your company? Are you scanning the news media for clues and answers, not quite sure how to respond?

DIRECTV thought so. That’s why it launched a public relations campaign to tell its turnaround tale. The goal: inform the public that DIRECTV’s successful third and fourth quarters of 2001 are not only evidence of the company’s strength, but also a prediction of even better things to come.

The campaign, which started with a top-of-the-year press conference at the 2002 Consumer Electronics Show, is being carried out by Roxanne Austin and other senior executives who are meeting with major media outlets during their business travels to top markets like New York, Chicago and Washington D.C.

And while the messages they’re sharing are designed mainly for national, regional and local media, retailers and dealers — all of whom can use the information to influence new and existing customers —employees are just as important an audience.

So avoid stammering to make cocktail party conversation about your career. Read on for a crash course on the DIRECTV success story ... and pat yourself on the back for being a part of it.

The DIRECTV Success Story

One of the strongest messages DIRECTV is conveying is the success of the turnaround efforts initiated several months ago to reinvigorate customer growth, reduce subscriber acquisition costs, lower churn rates, counter signal piracy and improve customer service.

DIRECTV set in place a culture that places the highest value on meeting or exceeding its operational and financial commitments with a strong emphasis on customer service. The company looked carefully at its cost structure and aggressively identified areas where it could reduce operating costs.

As a result of this focus on actively caring for customers, DIRECTV’s overall service and installation levels have improved significantly. In December, for example, more than 80 percent of calls were answered in 30 seconds or less. Every customer who called DIRECTV got through on the first try, and the number of dropped calls was cut by more than half. DIRECTV’s installation time was reduced by more than 30 percent since August of last year, and 95 percent of service calls are now handled within 24 hours.

But DIRECTV is not just making improvements in its business and financial models. It is taking several steps that will remind consumers that there has never been a better time than now to become a DIRECTV customer.

This year, for example, the company is launching local channels in 10 new markets, bringing the total number of markets served to 51. That’s 67 percent of television viewers in the United States. DIRECTV is also introducing new programming packages that will simplify its offerings and provide customers with greater value (see story, pages 6-9). Add in a first quarter offer of three complimentary months of HBO® and Cinemax® with system purchase and annual programming commitment, and customers are bound to be compelled.

DIRECTV is highly focused on its business, and the changes it’s implemented will continue to yield very tangible and encouraging results. Although some outsiders might suggest that DIRECTV is distracted by the proposed merger, people who have heard the turnaround story agree that DIRECTV’s third- and fourth-quarter results speak for themselves.

— Tina Swartz

Trendwatch DIRECTV

“The art of progress is to preserve order among change and to preserve change among order.”

— Alfred North Whitehead

WHAT’S HOT?

AMPU (margin)

Expanded local channel offering

Preserving DIRECTV’s future

Customer self-care

Signal Integrity

WHAT’S NOT?

ARPU (revenue)

Limited local channel offering

Wondering about DIRECTV’s future

High call volumes

Signal pirates

Have you spotted any workplace trends around DIRECTV lately? If so, share them with The Buzz@DIRECTV by sending an e-mail to cdswartz@directv.com. Trendwatcher suggestions may be printed in upcoming issues.

The Buzz@DIRECTV March/April 2002 3

Employees pictured, top to bottom: Naomi Dean, Mark Forshtay, Steve Hawley, Bob Pacek, Sheila Poe, Jim Van Scoyoc, Jeff Senay.

Merger Encounters

Your Colleagues See Mergers as Transforming Transactions

For many DIRECTV employees who have not yet been through a corporate merger or acquisition, the GM/HUGHES/EchoStar merger announcement brought with it unwelcome uncertainty and discomfort.

Other employees, however, found the development a bit easier to take in stride.That’s because they’ve had previous close encounters of the merger kind and lived to tell the tale.

According to your colleagues, questions and concerns are bound to develop when a deal’s in the works. And though you can’t control the course of business, you can alter your perspective and come out on top when an outside force acts upon your career path.

Roxanne Austin President and COO
Deloitte & Touche Merger

“When my former employer, Deloitte Haskins & Sells merged with Touche Ross, I was at first very concerned about whether the two cultures could ever come together. They were so different! I learned that by taking the best of each culture and creating a new one, the combined firm was much stronger and better positioned to compete in the global marketplace. Since a stronger, more competitive business was created, more opportunities were created too.”

Naomi Dean Human Resources Consultant
HCI/PanAmSat Merger

“Having been part of the merger between Hughes Communications, Inc. and PanAmSat, I’ve learned to be open and willing to change because changes are inevitable.The new company will be different than before. Different doesn’t always mean bad, but if you expect things to be the same it will be hard to accept the changes. Once a merger goes through, don’t keep saying,’that’s not the way we used to do it.’ That phrase won’t make friends with those in the new company. Most importantly, I’ve learned to be appreciative today of what I have. Someday I’ll look back at these as the good ol’ days.”

Mark Forshtay Director, IT Development
USSB Merger

“Though the USSB merger came as a shock to me, I really believed it was good for the business (even though I knew I would be out of a job). Luckily, the USSB transition team got along very well with its DIRECTV counterparts, and though it was a stressful period for everybody, we managed to have fun with it. Our team made up merger rhymes like ‘Curtain for Certain.’ That’s how we referred to Sept. 30, 1999, the date the last of the USSB employees were laid off.”

Steve Hawley Director, Customer Care,
Boise Customer Contact Center
PRIMESTAR Merger

“Understanding the process of merger activities has helped me deal with the uncertainty of the outcome. Mergers can go through a number of phases, and recognizing the challenges associated with each phase can help you manage through the long transition period. It’s also helpful to recognize new opportunities are often created because of mergers. In the case of the PRIMESTAR acquisition, the Boise Call Center was fortunate to be part of the deal, which created new jobs and career growth opportunities for many of our employees.The pending merger with EchoStar will create new challenges and new opportunities. Many of us in Boise have been through this process a number of times and recognize that being open to new ideas will help make this merger successful.”

Bob Pacek Senior Vice President and
Chief Information Officer
USSB Merger

“Now is not a ‘woe is me’ time. Mergers are part of the normal course of business and you just have to ask yourself how you can be a better person because of what’s pending with EchoStar. Instead of putting things on hold, DIRECTV is bringing to fruition world-class business developments like Project Simple and Customer Relationship Management. Even if you don’t use the work you’re doing now at the company going forward, I can promise you it will be at the top of your resume.This is valuable experience, not to mention a tremendous opportunity to prove you can roll with the punches.”

4 http://insidedtv.DIRECTV.com

Sheila Poe Team Leader, Boise
Customer Contact Center
PRIMESTAR Merger

“I always tell the entertainment consultants that the EchoStar merger is not a big unknown you’re entering into.We’ve got to focus on what we’re doing today in the hopes that our portion of the business will fit within the new organization’s overall strategy. We’re going to take care of the customer no matter what – that’s our first and foremost concern.”

Jim Van Scoyoc Programmer,
Information Technology
Aramark Merger

“I used to work for ARAMARK Magazine and Book Distributing, a now-defunct division of the same company that offers uniform and food services to businesses nationwide.The magazine division had been failing for a couple of years when it was bought by Anderson News. I was offered a job with the acquiring company, but I decided that instead I wanted to work for a major player whose business was based not on distribution, but rather a highly value-added product with household name familiarity. I wanted to work for the leader in its industry. So I followed several former ARAMARK colleagues to DIRECTV.”

Jeff Senay Senior Manager,
Retail Training and Merchandising,
DIRECTV Central Region Sales
PRIMESTAR Merger

“When I was with PRIMESTAR pending the DIRECTV merger back in 1999, I wrote an article for my regional staff that I resurrected in early November 2001. It asks, will you stay in your comfort zone and not be willing to be a part of one of the most dynamic mergers ever to take place in this industry? Or will you soar to new levels of responsibility and challenges that will await you as you look forward and seize new assignments in the months and years ahead?”

— Compiled by Tina Swartz

Ask Roxanne

What’s the Secret to Staying Focused?

In each issue of The Buzz@DIRECTV, DIRECTV President Roxanne Austin answers a question on employees’ minds. This month’s question came from feedback following an employee broadcast.

Q. We hear a lot about the need to stay focused on the company’s goals.With the potential completion of the pending merger expected in the second half of 2002, how can employees stay focused in light of potential job losses or the possible need to relocate to Denver, along with all the other changes the transition will entail?

A.     The last few months have gone by quickly, and we’re currently on track to meet the original nine- to 12-month timetable to receive the required regulatory approvals for the proposed merger. The close of the deal, however, would be just one step in the process of combining two distinct businesses into a merged entity that will serve well over 15 million customers.

While this process could undoubtedly result in some job losses for both DIRECTV and EchoStar employees, keep in mind that we’ll need to support the transition of the company’s operations and the conversion of several million customers’ receiving systems to the hardware platform chosen for the merged company. This will take some time and enormous resources.

Our legal mandate to operate in a business-as-usual mode until the day the deal closes, along with the post-close transition period, offers many opportunities. The times of greatest change and challenge often give us the best chance to show just how well we can do in uncertain circumstances. In fact, you can read about some of your colleagues’ personal experiences in merger situations on page 4 of this issue.

Together we are improving our business in the face of tremendous change and uncertainty. The improvements we are making are significant and tangible.These are the kinds of experiences and achievements that will serve you well for the rest of your career — whether that’s at DIRECTV, EchoStar, or somewhere else entirely. What you do at DIRECTV is your experience and your accomplishment, regardless of the ultimate tenure of your employment.

Staying focused is easier said than done, especially when the media is reporting on the merger on a near-daily basis. But that is exactly what we must do. Every day we need to make sure our efforts support our goals of profitable customer acquisition, retention and satisfaction. This will position DIRECTV as the strong and vital entity it needs to be, regardless of whether the merger ultimately receives the required regulatory approvals or not.

Even without a merger in the picture, uncertainty, risk and change are unavoidable facts of life. They’re there every day, merger or not. So it’s up to each one of us to seize the benefits those realities offer.

Your DIRECTV spirit, passion and pride will serve you well in the future — wherever it might take you — and they will enrich the new company beyond measure. The legacy you’ve built at DIRECTV and the experience you’ve gained along the way will live on.

Have a question for Roxanne? Send it to cdswartz@directv.com, and watch for the answer in a future issue.

The Buzz@DIRECTV March/April 2002 5

Cover Story

Project Simple
TAKING IT
easy

It took a group of 14 key contributors to lead the larger team effort behind Project Simple. Pictured here, left to right, are Mary Rose Lacson-Kalem, Luis Andrade, Derick Paragas, Roger Garvin, Mona Rusch, Amanda Farnow, Dana Miller and Ron Moore. Key contributors not pictured include Michael G. Johnson, Helen Lawrence, Machele McNeil, Mark Ryan, Christy Uhrig and Susan Whyte.

6 http://insidedtv.DIRECTV.com

Simplified Programming Packages

TOTAL CHOICE® PLUS	$35.99

Includes over 110 channels in TOTAL CHOICE® plus more than 15 additional channels

TOTAL CHOICE® PLUS with Local Channels	$39.99

Includes all TOTAL CHOICE® channels, plus local channels at a $2 per month savings

TOTAL CHOICE® PREMIER with Local Channels	$85.99

Includes TOTAL CHOICE® PLUS channels, local channels, 31 premium movie channels and more than 20 specialty and regional sports networks

DIRECTV PARA TODOS™ Packages

OPCIÓN ULTRA ESPECIAL™	$35.99

Includes over 145 channels, plus more than 30 channels in Spanish and 114 in English

OPCIÓN ULTRA ESPECIAL™ with Local Channels	$39.99

Includes over 145 channels, plus more than 30 channels in Spanish and 114 in English, plus local channels

OPCIÓN PREMIER™ with Local Channels	$85.99

Includes all OPCIÓN ULTRA ESPECIAL™ channels, local channels, 32 premium movie channels and more than 20 specialty and regional sports networks

With the February
launch of a programming
package simplification initiative
— better known in the halls of
DIRECTV as Project Simple —
DIRECTV now offers customers
even more value for their dollar,
along with a greater ability
to pick and choose the
exact programming
they want.

“Project Simple provides simplicity to DIRECTV’s package presentation,” says Jayne Hancock, the vice president of Marketing who spearheaded the major cross-functional initiative in conjunction with the Business Implementation group led by Senior Director Dana Miller, Senior Manager Christi Uhrig and Project Manager Mary Rose Lacson-Kalem.

“It will increase customer satisfaction through price, value and choice,” Hancock says,“and our new streamlined TOTAL CHOICE® PLUS and a la carte packages will make us even more competitive in the marketplace.”

The idea for Project Simple germinated from the process of poring over customer feedback and consumer research. Starting from this foundation, Project Simple is already showing signs of meeting its objectives.They include delivering a stronger competitive offering, simplifying the sales message for retail consumers and current customers, and providing an incremental revenue increase. Project Simple is also designed to create additional value associated with programming content and price, and to enhance retention and loyalty by increasing the perceived value of DIRECTV® programming.

(continued on next page)

The Buzz@DIRECTV March/April 2002 7

(continued from previous page)

Customer satisfaction was just as important in the rollout of Project Simple as it was in the initial decision to revamp the package lineup. “We took a strategic approach to the customer experience to make the package simplification process a seamless and beneficial transition,” Hancock says.

At press time, the migration was on track for completion in late February. “This migration process is designed to be very simple for our customers,” Hancock says.“We built many positive changes into the migration, which applies to about 2.3 million of our customers, so we’re taking advantage of good news messages we can share with them.”

With the launch of Project Simple, more than 1.3 million DIRECTV customers have received good news — they’ll receive more programming at the same cost, or a decrease in the price of their current package.

The package simplification efforts include merging FAMILY Pack programming into the TOTAL CHOICE® package, adding seven new channels, and branding it TOTAL CHOICE® PLUS. In addition, bundled packages of TOTAL CHOICE® with Local Channels and TOTAL CHOICE® PLUS with Local Channels will be available to customers with access to DIRECTV® local channels.

For the growing base of DIRECTV PARATODOS customers, just one of several package enhancements is the FAMILY Pack and the seven new channels rolling into a new package called OPCIÓN ULTRA ESPECIAL™, which is also available as a bundled package with local channels.

Premium Packages

Buy 1st @ an additional $12/mo.

Buy 2nd @ an additional $10/mo.

Buy 3rd @ an additional $9/mo.

Buy 4th @ an additional $8/mo.

Buy 5th @ an additional $7/mo.

Premium packages, such as HBO®, STARZ! ®, SHOWTIME® and Cinemax®, are now offered as stand-alone building blocks at competitive price points, so the more premium services a customer buys, the more they save on each additional service.

Premium channels have also changed. Now customers can purchase premium channels as an addition on the basis that “The more you buy, the more you save.”A customer can purchase one premium channels package for $12 per month, the second for $10 per month, the third for $9 per month, and so on.

The Project Simple rollout was timed to coincide with the launch of the new DIRECTV.com Web site. Along with a new look and feel that reflects a leading entertainment company, the revamped Web site offers even more customer self-care options. This provides more choice and convenience to customers while potentially decreasing call volume for DIRECTV’s customer care centers. (Stay tuned to future issues of The Buzz@DIRECTV for more coverage of the new DIRECTV.com Web site.)

A project of this magnitude couldn’t have been pulled off so successfully without the contributions of dozens of employees who represented nearly 20 different functional areas, including Marketing, Business Implementation, Information Technology, Customer Satisfaction and Finance, just to name a few.

Because of the number of interdependent functions and systems needed to support the initiative, it wasn’t simply a matter of flipping a switch to launch the package migration process. Even after the development of comprehensive business rules and contingency plans, there were some inevitable bumps in the road.

“As we worked through various challenges during the implementation phase, the Project Simple team showed just how much the DIRECTV spirit is alive and well,” says Mary Rose Lacson-Kalem, project manager for the initiative. “To make sure the project continued moving ahead, everyone pulled together and did whatever was necessary — including working around the clock in some cases.”

That spirit carried through the entire project. “Everyone checked their ego at the door and contributed toward one of the most inclusive, collaborative efforts I’ve ever seen at this company, all while continuing to do their ‘day’ jobs,” Hancock says. “Project Simple was anything but simple to execute. I’m incredibly appreciative of and awed by all the employee effort that went into making Project Simple a success — not only for our company, but for our 10.7 million customers.”

— Alisa Stephens and Caroline Leach

8 http://insidedtv.DIRECTV.com

“Everyone
checked their ego
at the door and
contributed toward one
of the most inclusive,
collaborative efforts I’ve
ever seen at this
company”
— Jayne Hancock

With an initiative as wide-reaching as Project Simple, there’s strength in numbers. And while the photographs on these pages only show a representative portion of the team, all the employees listed below deserve recognition for their role in the rollout. Tracy Akers; Luis Andrade; Rick Arabian; Thomas Arroyo; Roberta Bayer-Dalton; Deborah Bewley; Will Binegar; Darlene Bodell; Darryl Bonner; Leanne Buie; Neil Cardinal; Lydia Castillo; Larry Chapman; Andrea Clark; David Cohen; Susan Collins; Yisaac Demoz; Danielle Desmond; Sarah Dibble; Larry Driscoll; Amanda Farnow; Terry Ferguson; Roger Garvin; Jim Geudtner; Mary Lou Githens; Ted Gresham; Robert Guszak; Eugene Hahn; Patricia Hale; Jayne Hancock; Lonnie Hansen; Yavitha Harmon; Daniel Hartman; Bob Hern; Matthew Horine; Shana Hubbs; Michael G. Johnson; Peter Klauss; Jeff Knight; Lisa Kusayanagi; Mary Rose Lacson-Kalem; Bernie Lau; Helen Lawrence; Hestia Lei; Tom Liang; Louis Liao; Juanita Llamas; Matt Luangkote; Kathy Martin; Chela Martinez; Robert Martinez; Rosemarie McDonald; Machelle McNeil; Dana Miller; Ron Moore; Salman Muttalib; Kathy Nelson; Suzanne Norwood; Ted Offerman; Bob Pacek; Derick Paragas; Joseph Perry; Kevin Poore; Jerry Rafison; J.T. Rapport; Jeremy Remy; Stephen Rock; Erika Rodriguez; Robin Rogers; Laura Rubin; Mona Rusch; Mark Ryan; Marilyn Scherb; Mark Schubert; John Squiers; Terry Stahl; Alisa Stephens; Mary Suydam; Ted Suzuki; Jodi Tait; Jessica Tallmadge; Victoria Tang; Teresa Telschow; Sylvia Thomas; Christi Uhrig; Jade Valine; Karin Van Derwood; Tina Viramontes; Susan Whyte; Jeffrey Wilder; Joanne Williams; Nancy Wilson; James Yokers

The Buzz@DIRECTV March/April 2002 9

Business 101

How DIRECTV Makes Money

Part II: Subscriber Acquisition Cost

Welcome to “Business 101,” a regular feature intended to explain business concepts and terminology so employees can have a working knowledge of elements that contribute to DIRECTV’s performance.

In the January/February issue, this space gave an overview of DIRECTV’s key financial drivers — subscriber acquisition cost, churn and AMPU. In this issue, Business 101 will take a closer look at subscriber acquisition cost.

One of the three key levers responsible for driving DIRECTV’s business is subscriber acquisition cost (SAC), or the cost DIRECTV incurs to acquire a new customer.

The dollar figure associated with SAC is determined by gauging a number of different cost factors. During the fourth quarter of 2001, for example, DIRECTV reported SAC of $560. Some of the costs adding up to that amount include the following.

Offer Costs

How much money goes into subsidizing a consumer offer, including hardware, installation, and free or discounted programming costs. If the offer includes free installation, for example, DIRECTV must incur additional costs to make such a benefit available to its customers.

Distributor Payments

To acquire a customer through a third-party distributor, DIRECTV makes payments that support its partners and give them an incentive to promote the consumer offer at their stores.

Direct Sales Costs

If the customer is acquired through DIRECTV’s Direct Sales channel, the company incurs subscriber acquisition costs as well. These costs include the cost of the consumer offer as described above, direct marketing expenses and call center costs incurred responding to customer inquiries.

National Advertising Costs

To promote the overall DIRECTV® service and brand, DIRECTV purchases both national and local advertising. When a specific offer is in the market, print, television and radio spots will advertise the opportunity. And for a supplemental effect, brand-specific advertising is purchased to enhance consumer perception of DIRECTV regardless of the offer.

Third-Party Ad Development Funds

DIRECTV isn’t the only one involved in advertising to acquire customers. The company’s distribution partners, such as Best Buy,Wal-Mart or a variety of independent dealers, also advertise. And DIRECTV offers financial support for their ad efforts through monies known as “co–op” and “matching development” funds.

The subscriber acquisition cost equation is made up of these and other variables, all of which can be fluid at any given point in time. And while certain expenditures are required to stay competitive on the customer acquisition front, efficiently managing overall subscriber acquisition cost is a key driver of DIRECTV’s overall profitability.

In the May/June issue of The Buzz@DIRECTV, AMPU will be the next priority to go under the microscope. Be sure to pick up a copy and go back to Business 101.

— Tina Swartz

10 http://insidedtv.DIRECTV.com

The DIRECTV 4S spot beam satellite adds new technology to the DIRECTV fleet, while new local signal collection, transmission and broadcast center infrastructures handle nearly 400 local channels in the 41 cities DIRECTV currently serves.

Backstory

Must Carry

In November 1999, the United States Congress passed the Satellite Home Viewer Improvement Act (SHVIA), allowing satellite entertainment providers to carry local channels. This major win for DIRECTV — and its customers — turned into a tremendous challenge that resulted in a race against the clock.

Written into the SHVIA legislation was a provision called “mandatory carriage” or “must carry.” Under this provision, DIRECTV had to begin carrying every qualified local channel in its 41 existing local channel markets by Jan. 1, 2002. A cross-functional team of more than 100 DIRECTV employees was formed to face the must carry challenge.

DIRECTV engineers worked with Boeing Satellite Systems to design, manufacture and test the DIRECTV 4S spot beam satellite, which uses a technology never before used in the DIRECTV fleet. Additionally, new local signal collection, transmission and broadcast center infrastructures were created to handle the nearly 400 local channels in the 41 cities DIRECTV currently serves.

In conjunction, the DIRECTV local-into-local launch team managed the influx of must carry requests and programming negotiations; communicated with customers to make sure they understood these important additions to their DIRECTV service; and executed the transition of local channels to the new satellite at the 101 degree orbital slot.

Once the DIRECTV 4S spot beam satellite was launched and operational, most of the local channels were transferred from the previously used CONUS (Continental U.S.) satellites to DIRECTV 4S. This transition from CONUS to DIRECTV 4S relied on a complex reconfiguration of the broadcast centers, satellites and support systems, which was accomplished in a few hectic hours in the early morning of Dec. 27.

“The personal dedication of the entire DIRECTV team was key to meeting the must carry requirement on time while maintaining the quality expected by our customers,” said Dave Baylor, executive vice president, Technology and Operations.“The DIRECTV team did not act as musical soloists, or even as a quartet, but rather as a well-rehearsed orchestra, each playing his or her individual part with it all coming together as a beautiful symphony.”

So what lies ahead for this skilled and dedicated team of DIRECTV employees? While the hardest part is over, the team will continue to fine tune the transmission of local channels via DIRECTV 4S, and prepare for the next ten local channel markets to launch.

— Alisa Stephens

Direct Sales —

DIRECTV’s Second-Largest Distributor

A mere two years ago, a team of three DIRECTV employees launched the company’s first direct sales channel. The team, led by Tammy Benedict, senior director of Direct Sales, worked to the motto, “If we build it, they will come,” and come they did.

Starting from scratch, the team focused on the design and development of an operational infrastructure to process more than 40,000 sales per month. This included the launch of several inbound and outbound sales call centers, fully integrated order management systems, and the strategic planning and execution of direct marketing campaigns.

“In addition to building the operation, we created a unique approach to acquiring new customers,” said Benedict. “one stop shopping with bundled offers — including DIRECTV System equipment, programming, and professional installation — provides convenience and a pleasant overall customer experience.”

What is the state of the Direct Sales department on its second birthday? At the end of 2001, the department had achieved 101 percent of its customer acquisition goal, making it DIRECTV’s second largest distribution channel. In 2002, Direct Sales will continue as a key player in new customer acquisition, adding online ordering to its bag of tricks.

— Alisa Stephens

The Buzz@DIRECTV March/April 2002 11

The CRBC Grows to Meet Business Needs

When a business like DIRECTV grows as quickly as it has, the infrastructure that keeps it running needs to grow as well. To keep up with increasing customer demand, the Castle Rock Broadcast Center (CRBC) recently completed a 55,000-square-foot expansion to meet current and future business needs.

In June 1994, the CRBC flipped the “On” switch and its inaugural broadcast of 55 channels was underway. To keep up with DIRECTV’s unprecedented growth, the CRBC soon raised its up-linked channel count to more than 100.

“The original design for the broadcast center allowed us to maintain our core infrastructure and provide outstanding performance for years,” said Don Jones, vice president and general manager, CRBC.“However, as the planning for our local-into-local initiative became clear, we realized that the CRBC would need to grow to support the business.”

And grow it did. In addition to a 3,660-square-foot expansion to the existing structure, a new 44,000-square-foot building was added to the north and a 5,300-square-foot building was added to the west. To ensure that the facility was well equipped to meet future business needs, more operational and technical space was included in the plans. In total, the CRBC was under construction for 13 months.

“I’d like to thank Bob Levin,Technical Services and Facilities Operations director; Owen Frey, Operations director; Preston Wight of Purchasing; and Dwight Hofer, Facilities manager, and their outstanding teams for all of their efforts over the past several years,” said Jones.“Due to their hard work, this project was an immense success resulting in the right facilities to meet DIRECTV’s business needs with minimal disruption to our daily operations.”

— Alisa Stephens

SEC Legend

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

12 http://insidedtv.DIRECTV.com

[ECHOSTAR LOGO]	[HUGHES LOGO]
5701 South Santa Fe Drive	P.O. Box 956
Littleton, CO 80120	200 N. Sepulveda Blvd
El Segundo, CA 90245-0956

For Immediate Release
March 15, 2002

Media Advisory

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in Montana

Helena, MT — On March 19, 2002 at 11:30 a.m., there will be a demonstration showcasing satellite-delivered digital television and high-speed Internet access and explain how the proposed merger between EchoStar Communications Corporation and Hughes Electronics’ DIRECTV will make local TV channels available to every resident in Montana. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held at the Chamber of Commerce Building in the
Community Room at 11:30 on March 19, 2002.

Press invited to attend. Refreshments will be provided.

Please contact Becki Kolenberg at 406-449-7303.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

[ECHOSTAR LOGO]	[HUGHES LOGO]
5701 South Santa Fe Drive	P.O. Box 956
Littleton, CO 80120	200 N. Sepulveda Blvd
El Segundo, CA 90245-0956

For Immediate Release
March 18, 2002

Media Advisory

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in Wisconsin

Madison, WI — On March 19, 2002 at 11:30 a.m., Rep. Mark Pettis, Chairman of the Joint Committee on Information and Technology, will host a demonstration showcasing satellite-delivered digital television and high-speed Internet access and explain how the proposed the merger between EchoStar Communications Corporation and Hughes Electronics’ DIRECTV will make local TV channels available to every resident in Wisconsin. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held in the State Capitol building in room 201
SE at 11:30 on March 19, 2002.

Press invited to attend. Refreshments will be provided.
RSVP Mandatory.

Please contact Roger Putnam at 608-259-0757.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

[ECHOSTAR LOGO]	[HUGHES LOGO]
5701 South Santa Fe Drive	P.O. Box 956
Littleton, CO 80120	200 N. Sepulveda Blvd
El Segundo, CA 90245-0956

The following media advisory was distributed on March 19, 2002:

For Immediate Release
March 19, 2002

Media Advisory

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in the U.S.

Salt Lake City, UT — On March 21, 2002 at 11:30 a.m. there will be a demonstration showcasing satellite-delivered digital television and high-speed Internet access — and an explanation of how the proposed merger between EchoStar Communications Corporation and Hughes Electronics’ DIRECTV will make local channels and high-speed Internet access available to every resident of the United States. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held at the Devereaux Mansion
(located at 351 West South Temple) at 11:30 on March 21, 2002.

Press invited to attend. Refreshments will be provided.
RSVP Mandatory.

Please contact Ray Child at 255-3729 or Anne-Marie Wright at 541-8895.

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

The following two advertisements were distributed on March 19, 2002:

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.] TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.] TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR® AND DIRECTV® WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA—VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[ECHOSTAR logo]®	[DIRECTV logo]®

WHAT DOES THE MERGER MEAN FOR YOU IN WISCONSIN?

•	Right now, local channels are only available via satellite in Milwaukee and Minneapolis/St. Paul. After the merger, they will be available in EVERY MARKET, including Green Bay, Madison, and Marquette.

•	WISCONSIN’S MORE THAN TWO MILLION HOUSEHOLDS will be able to get affordable high-speed Internet service via satellite.

•	More choice for Wisconsin’s families—for the first time, there will be a true competitive alternative to the cable companies.

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC’s website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C)  2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C)  2002 EchoStar Communications Corporation. All rights reserved.

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.] TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.] TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR® AND DIRECTV® WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA—VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[ECHOSTAR logo]®	[DIRECTV logo]®

WHAT DOES THE MERGER MEAN FOR YOU IN MONTANA?

•	Montana will go from having none of its TV markets served with local channels via satellite to ALL NINE SERVED—including Helena, Missoula, Billings, Glendive and more.

•	MONTANA’S MORE THAN 300,000 HOUSEHOLDS will be able to get affordable high-speed Internet service via satellite.

•	More choice for Montana’s families—for the first time, there will be a true competitive alternative to the cable companies.

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC’s website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C)  2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C)  2002 EchoStar Communications Corporation. All rights reserved.

[ECHOSTAR LOGO] 5701 South Santa Fe Drive	[HUGHES LOGO] P.O. Box 956
Littleton, CO 80120	200 N. Sepulveda Blvd
El Segundo, CA 90245-0956

The following media advisory was distributed on March 20, 2002:

For Immediate Release

Media Advisory

EchoStar and DIRECTV Present:
Local Channels and Affordable Broadband Everywhere in Wisconsin

(Green Bay, WI) — On March 21, 2002 at 11:30 a.m., Rep. Phil Montgomery will host a demonstration showcasing satellite-delivered digital television and high-speed Internet access and explain how the completion of the merger between EchoStar Communications Corporation and Hughes Electronics’ DIRECTV will make local TV channels available to every resident in Wisconsin. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will take place...
Thursday, March 21, 2002
11:30 a.m.
Regency Suites Hotel Conference Area
Breakout Rooms 6A & 6B (conference area north of the Hotel lobby)
333 Main Street, Green Bay

Media invited to attend. Refreshments will be provided.
RSVP Mandatory.

Please contact Scott Stein at Leonard & Finco Communications (920-496-3130)

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar’s state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation’s leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world’s leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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2

The following advertisement was distributed on March 21, 2002:

TODAY, 42 MILLION AMERICAN HOMES HAVE LITTLE OR NO REAL ALTERNATIVE TO CABLE FOR LOCAL PROGRAMMING.

TOMORROW, THEY WILL.

[Map of the United States with portions in color]

[Colored box.] TV Households With No Competitive Alternative Today

[Map of the United States entirely in color]

[Colored box.] TV Households With Competitive Alternative After Merger

TOGETHER, ECHOSTAR® AND DIRECTV® WILL BRING LOCAL TV CHANNELS AND AFFORDABLE HIGH-SPEED INTERNET TO EVERYONE IN AMERICA—VIA SATELLITE.

The EchoStar/DIRECTV merger will give consumers a real alternative to rising cable rates—it’s called “Local Channels, All Americans.”

How is this possible? With the combined resources of both EchoStar and DIRECTV, we’ll be able to eliminate 500 duplicate channels, freeing up that space on our satellites to offer local TV channels. Plus, we’ve got two advanced spot-beam satellites already in orbit, two more slated for launch, and a fifth new satellite planned for construction as soon as our merger is approved. So the merged company will be able to offer all Americans access to local broadcast channels with digital-quality picture and sound, as well as high-speed Internet service via satellite.

And under our plan, everyone will pay the same price for the same service, whether they live in a village of five homes or a city of five million.

More choice, more freedom—for all Americans.

[ECHOSTAR logo]®	[DIRECTV logo]®

WHAT DOES THE MERGER MEAN FOR YOU IN UTAH?

•	UTAH’S MORE THAN 700,000 HOUSEHOLDS will have access to their local TV channels via satellite.

•	EVERY UTAH FAMILY will be able to get high-speed Internet service via satellite.

Hughes, HEC Holdings, Inc., GM and EchoStar intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. A registration statement, including a preliminary draft consent solicitation statement/information statement/prospectus has been filed with the SEC. We urge stockholders to read these documents, which are or will be available for free at the SEC’s website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. This advertisement contains forward-looking statements that involve known and unknown risks and uncertainties, including the risks described in the SEC filings referenced above. If any of these risks or uncertainties materialize, our actual results could differ materially from the expectations in these forward-looking statements.

(C)  2002 DIRECTV, Inc., DIRECTV and the Cyclone Design logo and FEEL THE JOY are trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corp. All other trademarks and service marks are the property of their respective owner.

(C)  2002 EchoStar Communications Corporation. All rights reserved.